SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 4)
Gencor Industries, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
368678108

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 2 , 2008
(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑ .
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 7 pages

CUSIP No.	368678108	13D	Page	2	of	7

1	NAME OF REPORTING PERSONS Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		156,045

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		614,215

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		156,045

WITH:	10	SHARED DISPOSITIVE POWER

		614,215

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	770,260

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA-IN-OO

SCHEDULE 13D/A
Item 1. Security and Issuer
This constitutes Amendment No. 4 (the “Fourth Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Miller” or the “Reporting Person”), dated June 19, 2007, as amended (the “Statement”), relating to the Common Stock, par value $0.10 per share (the “Shares”) of Gencor Industries, Inc. (the “Company”). The Company has its principal executive offices at 5201 North Orange Blossom Trail, Orlando, Florida 32810. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Considerations
Item 3 of the Statement is hereby amended and restated as follows:
     Miller is the investment advisor to the trustee of Trust A-4 and Trust C (the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate purchase price for the Shares in Trust A-4 was $5,910,487.42. All of the Shares purchased by Trust C were purchased by funds generated and held by Trust C. The aggregate purchase price for the Shares in Trust C was $178,560.00.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $1,386,137.30.
     Miller is the custodian to a certain account created pursuant to the Florida Uniform Gift to Minors Act for Alexandra Miller (“Alex UGMA”). All of the Shares Miller is deemed to beneficially own in the Alex UGMA were purchased with money held by the Alex UGMA. The aggregate purchase price for the Shares in the Alex UGMA was $11,550.00.
     All of the Shares held by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller, on his own behalf was $97,790.10.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended by adding at the end thereof the following:
     The purpose of this Fourth Amendment is to report that since the filing of Amendment No. 3 to the Statement, dated May 9, 2008 (“Amendment No. 3”), a material change occurred in the percentage of Shares beneficially owned by Miller.
Item 5. Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 770,260 Shares (9.7% of the outstanding Shares, based on 7,967,372 Shares outstanding pursuant to the Company’s Quarterly Report on Form 10-Q filed on May 9, 2008). As of the date hereof, 595,015 of such beneficially owned Shares are owned of record by Trust A-4; 19,200 of such beneficially owned Shares are owned of record by Trust C; 1,100 of such beneficially owned Shares are owned of record by Alex UGMA; 144,145 of such beneficially owned Shares are owned of record by Milfam II L.P; and 10,800 of such beneficially owned Shares are owned of record by Miller directly.

     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4 and Trust C. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Alex UGMA, Milfam II L.P, and Miller directly.
     (c) The following table details the sale of Shares effected by Miller since the filing of Amendment No. 3:

TRUST A-4
Date of Transaction	Number of Shares Sold	Price Per Share
May 14, 2008	100	$18.62
May 14, 2008	100	$18.60
May 14, 2008	100	$18.57
May 14, 2008	200	$18.53
May 14, 2008	400	$18.50
May 14, 2008	800	$18.46
May 14, 2008	500	$18.45
May 14, 2008	100	$18.44
May 14, 2008	300	$18.43
May 14, 2008	700	$18.41
May 14, 2008	1,700	$18.40
May 14, 2008	200	$18.22
May 14, 2008	3,800	$18.20
May 14, 2008	220	$18.10
May 14, 2008	1,100	$18.09
May 14, 2008	750	$18.05
May 14, 2008	550	$18.03
May 14, 2008	301	$18.02
May 14, 2008	1,100	$17.95
May 14, 2008	8,700	$17.93

TRUST A-4
Date of Transaction	Number of Shares Sold	Price Per Share
May 14, 2008	100	$17.77
May 14, 2008	100	$17.75
May 15, 2008	2,489	$17.81
May 15, 2008	4,477	$17.79
May 15, 2008	2,423	$17.77
May 15, 2008	3,200	$17.75
May 16, 2008	148	$17.07
May 16, 2008	781	$17.01
May 19, 2008	5,000	$16.03
May 19, 2008	1,095	$16.25
May 19, 2008	100	$16.32
May 20, 2008	7,927	$15.95
May 20, 2008	10,000	$15.7633
May 21, 2008	545	$15.83
May 23, 2008	6,100	$15.20
May 23, 2008	2,500	$15.21
May 23, 2008	2,500	$15.22
May 23, 2008	2,300	$15.23
June 2, 2008	19,900	$14.80
June 9, 2008	10,000	$13.96
June 10, 2008	5,000	$13.25
June 11, 2008	10,000	$13.42
June 11, 2008	10,000	$13.39
June 12, 2008	10,000	$13.30
June 17, 2008	9,500	$13.6586
     (d) Other than Shares held directly by Mr. Miller, persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 18, 2008

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III